UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”), dated January 4, 2010, announcing that the Company has entered into an agreement to acquire Verbeke Bunkering N.V.

This Report on Form 6-K and the exhibit hereto, with the exception of the comments of E. Nikolas Tavlarios contained in the fourth and fifth paragraphs of the press release, the comments of Tony Vertommen contained in the seventh paragraph of the press release and the comments of Spyros Gianniotis contained in the eighth paragraph of the press release, are hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-162935), initially filed with the U.S. Securities and Exchange Commission on November 6, 2009, which as of the date hereof has not been declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: January 5, 2010	By: /s/ E. Nikolas Tavlarios______________________
Name: E. Nikolas Tavlarios Title: President

SK 23250 0002 1060408

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc. Announces Agreement to
Acquire Verbeke Bunkering N.V.

Increases Global Scale by Establishing Strategic Presence in World’s Second
Largest Bunkering Market;
Further Expands High-Quality Bunkering Fleet and Positions Company to Significantly
Increase Sales Volumes

PIRAEUS, Greece, January 4, 2010 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced it has entered into an agreement to acquire Verbeke Bunkering N.V., a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam (ARA) region, the world’s second largest bunkering market. The acquisition, which is subject to the completion of detailed documentation, is scheduled to close by the end of the first quarter of 2010.

Verbeke Bunkering is majority owned by the fourth generation of the Verbeke family, which has an operating history of more than 100 years initially in shipping and subsequently in bunkering. As a physical supplier, Verbeke Bunkering covers the entire ARA region, including key ports surrounding Antwerp, Rotterdam and Amsterdam such as Ghent, Zeebruges, Flushing, Terneuzen, and Sluiskil. The company provides bunkering services in port to a diverse group of ship operators as well as marine fuel traders, brokers and other users. Verbeke focuses on purchasing quality marine fuels from refineries and major oil producers and providing same-day sales and delivery services to customers. For the twelve months ended December 31, 2009, the volume of marine fuel sold by Verbeke is expected to total approximately 3,500,000 metric tons.

Verbeke Bunkering operates a total of 18 bunkering vessels, of which nine are owned and nine are chartered-in. Two of the nine owned vessels are joint ventures in which Verbeke holds a minority stake. In connection with the acquisition, Aegean has agreed to purchase the nine owned bunkering vessels and assume the contracts for the nine vessels chartered-in by Verbeke. Additionally, Aegean will assume the contract for a bunkering tanker newbuilding, of which Verbeke holds a 50% stake, scheduled to be delivered in 2010.

E. Nikolas Tavlarios, President of Aegean, commented, “The accretive acquisition of Verbeke represents our largest acquisition to date, positioning Aegean well to significantly increase future sales volumes and strengthen the Company’s global brand recognition. Based on its extensive operating history and strong reputation for high-quality service, Verbeke has built a leading market position in the ARA region. We intend to capitalize on the favorable growth prospects in the world’s second largest bunkering market and meet the demand for our comprehensive marine fuel services. In addition to establishing a strategic presence in this important region with considerable ship traffic, we expect to realize meaningful operating synergies with our Belgium-based subsidiary, Bunkers at Sea, which Aegean acquired in 2007.”

Mr. Tavlarios added, “Including our latest acquisition, Aegean has more than tripled its global reach since the Company’s IPO in December 2006. Consistent with management’s opportunistic approach to consolidating the marine fuel supply industry in a disciplined manner, we expect to further expand Aegean’s global market share and increase the Company’s earnings power.”

Upon closing of the acquisition, Verbeke will operate as a wholly owned subsidiary of Aegean and maintain its headquarters located near Antwerp. Verbeke will continue to be led by its Chief Executive Officer, Tony Vertommen.

Commenting on the announcement, Mr. Vertommen said, “We are excited to merge with Aegean Marine Petroleum Network. The Company has established itself as a leading independent physical supplier of marine fuel from procurement to delivery. By joining Aegean’s premier global network, we expect to expand our opportunities for long-term growth and strengthen our leading position in our core markets.”

Spyros Gianniotis, Chief Financial Officer of Aegean, stated, “We are pleased to continue to successfully execute Aegean’s growth strategy while adhering to our strict return requirements. This acquisition further expands our global marine fuel platform, enhancing our ability to meet the needs of our blue-chip customers that operate on a worldwide basis. We plan to draw upon our revolving credit facilities and seek alternative financing to support our growth initiatives. In maintaining our commitment to enter new markets, we remain focused on expanding Aegean’s industry leadership and creating long-term value for shareholders.”

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore as well as Tangiers, Morocco.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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